UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Entry into a Material Contract

On July 3, 2023, Brera Holdings PLC, a public limited company incorporated in the Republic of Ireland (the “Company”), entered into a preliminary contract (the “Preliminary Contract”) with Selene S.a.s. of Immobiliare Luna S.r.l. (“Selene S.a.s.”) and Giuseppe Pirola, two shareholders of UYBA Volley S.s.d.a.r.l., an entity organized under the laws of Italy (“UYBA”), relating to the acquisition of UYBA by the Company.

Pursuant to the Preliminary Contract, the Company, Selene S.a.s. and Giuseppe Pirola will enter into a final contract (the “Final Contract”) on July 28, 2023 (the “Execution Date”), pursuant to which the Company will acquire from Selene S.a.s. and Giuseppe Pirola shares of UYBA with a total nominal value of €840,500, equal to 51% of UYBA’s share capital (the “Shares”) in exchange for €390,500 to Selene S.a.s. and €450,000 to Giuseppe Pirola payable on the Execution Date.

Additionally, on the Execution Date, (i) the shareholders’ agreement and business plan, Annex 2 and Annex 3 of the Preliminary Contract, respectively, that, among other things, obligates the Company to contribute a guaranteed minimum of sponsorships for the next 3 sports seasons for a total amount of €860,000, and in the event that UYBA’s annual guaranteed minimum is not reached, the Company will be obliged to contribute the difference within 30 days of the annual verification, will become effective, (ii) Giuseppe Pirola and Gianluigi Vigano will be appointed as managing directors of UYBA, giving them the powers as stated in Annex 4 and Annex 5 of the Preliminary Contract, respectively, and (iii) Selene S.a.s. and Giuseppe Pirola will immediately deposit the aggregate amount of €840,500 received from the sale of the Shares into UYBA’s bank account in the form of a shareholders loan to UYBA which shall have a waiver of repayment.

The Preliminary Contract stipulates that the UYBA board of directors shall be composed of 11 members until the approval of the June 30, 2026 financial statements: (i) Giuseppe Pirola, as Chairman of the board of directors, (ii) Pierre Galoppi, Adrio De Carolis, Alessandro Alcotti, Cristiano Zatta, Michele Lo Nero and Gianluigi Vigano as directors appointed by the Company and (iii) Andrea Saini, Marco Quarantotto, Simone Facchinetti and Salvatore Insinga as directors appointed by UYBA shareholders other than the Company, Giuseppe Pirola and Selene S.a.s.

The Preliminary Contract contains customary covenants including as to due diligence and representations and warranties of the parties and UYBA.

The Preliminary Contract is filed as Exhibit 1.1 to this report on Form 6-K, and this description of the Preliminary Contract is qualified in its entirety by reference to such exhibit.

On July 5, 2023, the Company issued a press release announcing the Preliminary Contract. A copy of this press release is attached hereto as Exhibit 99.1.

Exhibit No.	Description
1.1	Preliminary Contract for the Sale of UYBA Volley Shares, dated as of July 3, 2023, by and among Brera Holdings PLC, Selene S.a.s. of Immobiliare Luna S.r.l. and Giuseppe Pirola
99.1	Press Release dated July 5, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2023	BRERA HOLDINGS PLC

	By:	/s/ Pierre Galoppi
Pierre Galoppi
Chief Executive Officer

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